OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ARBINET-THEXCHANGE, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
03875P100
(CUSIP Number)
Alex Mashinsky
c/o Governing Dynamics Investments, LLC
510 Berkeley Square
Memphis, Tennessee 38120
(646) 552-4499

with a copy to:
Roland Hlawaty
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	03875P100

1	NAMES OF REPORTING PERSONS: Alex Mashinsky

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		24,870

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,482,110*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		24,870

WITH	10	SHARED DISPOSITIVE POWER:

1,482,110*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,506,980

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Owned by Governing Dynamics Investments, LLC (“Governing Dynamics”). Alex Mashinsky is the sole member and manager of Governing Dynamics.

CUSIP No.	03875P100

1	NAMES OF REPORTING PERSONS: Governing Dynamics Investments, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,482,110**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,482,110**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,482,110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

**	Owned by Governing Dynamics Investments, LLC (“Governing Dynamics”). Alex Mashinsky is the sole member and manager of Governing Dynamics.

CUSIP No.	03875P100

1	NAMES OF REPORTING PERSONS: Robert A. Marmon

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		90,510

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		90,510

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	90,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	03875P100

1	NAMES OF REPORTING PERSONS: Thai Lee

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	03875P100

1	NAMES OF REPORTING PERSONS: Thai Lee 2003 GRAT A

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Jersey

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP NO. 03875P100
Item 1. SECURITY AND ISSUER:
     This statement relates to shares of common stock, $0.001 par value per share (the “Shares”), of Arbinet-thexchange, Inc., a Delaware corporation (the “Company”).
     The principal executive offices of the Company are located at 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey 08901.
Item 2. IDENTITY AND BACKGROUND:
(a)	This statement is filed by:
(i)	Alex Mashinsky, an individual (“Mr. Mashinsky”).

(ii)	Governing Dynamics Investments, LLC, a Delaware limited liability company (“Governing Dynamics”). Mr. Mashinsky is the sole member and manager of Governing Dynamics.

(iii)	Robert A. Marmon, an individual (“Mr. Marmon”).

(iv)	Thai Lee, an individual (“Ms. Lee”).

(v)	Thai Lee 2003 GRAT A, a grantor retained annuity trust (the “Trust”), formed on February 6, 2003. Ms. Lee is the trustee of the Trust, with sole authority to make all investment decisions with respect to all matters.
The foregoing persons are hereinafter sometimes referred to as the “Reporting Persons”. Each Reporting Person disclaims beneficial ownership of Shares held by each other Reporting Person; except that Mr. Mashinsky does not disclaim beneficial ownership of Shares held by Governing Dynamics.
(b)	The address of the business office of each Reporting Person is:
(i)	Mr. Mashinsky and Governing Dynamics — 510 Berkeley Square, Memphis, Tennessee 38120.

(ii)	Mr. Marmon — 339 North Latch’s Lane, Merion Station, PA 19066-1728.

(iii)	Ms. Lee and the Trust – c/o Software House International, 2 Riverview Dr., Somerset, New Jersey 08873.
(c)	The principal business of each of the Reporting Persons is:
(i)	Mr. Mashinsky is self-employed and is a private investor.

(ii)	Governing Dynamics is one of the entities through which Mr. Mashinsky conducts his investing activities.

(iii)	Mr. Marmon is self-employed and is the founder of RPF, Inc., his management consulting firm.

(iv)	Ms. Lee is President of Software House International, a global procurement outsourcing company and leading business-to-business solution provider.

(v)	The Trust – Not applicable.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Mr. Mashinsky borrowed $5,100,000 from Ms. Lee pursuant to a Loan Agreement (the “Lee Loan Agreement”), attached as Exhibit B, for the purpose of acquiring 534,585 Shares. In addition, Mr. Mashinsky borrowed $2,000,000 from the Trust pursuant to a Loan Agreement (the “Trust Loan Agreement”), attached as Exhibit C, for the purpose of acquiring, as of March 24, 2006, 59,475 Shares. The Lee Loan Agreement and the Trust Loan Agreement are described more fully in Item 6 below. The rest of Mr. Mashinsky’s Shares were purchased in the open market with personal funds.
Governing Dynamics purchased 1,482,110 Shares in the open market with working capital.
Mr. Marmon purchased 25,500 Shares in the open market with personal funds. He acquired 58,465 Shares in connection with the settlement of litigation with the Company in November 2004. The rest of Mr. Marmon’s Shares were acquired from the Company in a private placement in May 2003.
Ms. Lee purchased 100,000 Shares in the open market with personal funds.
Item 4. PURPOSE OF TRANSACTION:
The Reporting Persons acquired beneficial ownership of the Shares to which this Schedule 13D relates for investment purposes. In addition, as described below, Mr. Mashinsky, Governing Dynamics and Mr. Marmon (collectively, the “Mashinsky Reporting Persons”) acquired beneficial ownership of their Shares acquired since January 26, 2006 for the purpose of exerting influence over the direction of the Company and filling vacancies on the Board of Directors of the Company (the “Board”).
On March 15, 2006, Messrs. Mashinsky and Marmon delivered a notice to the Company, notifying the Company of their nomination of Mr. Mashinsky, Mr. Marmon and James F. Lavin as nominees for election as directors of the Company at the 2006 annual meeting of the Company’s stockholders (the “Annual Meeting”).
On March 21, 2006, Messrs. Mashinsky and Marmon filed with the Securities and Exchange Commission their Preliminary Proxy Statement and form of Proxy to be used by Messrs. Mashinsky and Marmon in connection with their solicitation of proxies for the Annual Meeting. In the Preliminary Proxy Statement, Messrs. Mashinsky and Marmon indicated that, if elected, they would make the following recommendations to the Board:
•	Determine whether Mr. Mashinsky should be appointed Chairman and Chief Executive Officer. They would also recommend that Mr. Mashinsky will be paid a salary of $1.00 for his service as CEO. In lieu of cash compensation, Mr. Mashinsky would be granted significant “out of the money” stock options tied to the performance of the Company’s stock price.

•	Determine whether Mr. Marmon should be appointed Chief Financial Officer. They would also recommend that Mr. Marmon’s compensation be commensurate with his experience and will also include “out of the money” stock options tied to the performance of the Company’s stock price.

•	Ask that the remaining incumbent directors resign after appropriate successor directors have been identified.
In addition to the foregoing, the Reporting Persons routinely monitor the performance of their investments in the Company. In this connection, the Reporting Persons intend to continuously evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase additional Shares or may dispose of any and all Shares held by them.
As part of such evaluations, the Mashinsky Reporting Persons have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the Board, officers or representatives of the Company, stockholders of the Company, and other persons regarding the Company’s affairs and strategic alternatives. The Mashinsky Reporting Persons may from time to time develop plans, or have discussions with third parties, respecting, or propose changes in, the management, composition of the Board, policies, operations, capital structure or business of the Company, including a possible acquisition of the Company. In connection with these and other plans or proposals that the Mashinsky Reporting Persons may develop, the Mashinsky Reporting Persons may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company or third persons concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company or such third persons in connection with those negotiations and proposals, including confidentiality and/or other arrangements.
Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
Item 5. INTEREST IN SECURITIES OF THE ISSUER:
The percentages used in this Item 5 are calculated based upon 25,381,661 Shares issued and outstanding as of March 1, 2006 as reported in the Company’s Form 10-K for the fiscal year ended December 31, 2005.

(a)	The aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons is set forth below:

		Percent of Shares
	Number of Shares	Outstanding as of
Reporting Person	Beneficially Owned	March 24, 2006
Mr. Mashinsky	1,506,980	5.9%
Governing Dynamics	1,482,110	5.8%
Mr. Marmon	90,510	0.4%
Ms. Lee	100,000	0.4%
The Trust	0	0%
(b)	(i)	Mr. Mashinsky has the sole power to vote and to dispose of 24,870 Shares, and the shared power to vote and to dispose of 1,482,110 Shares with Governing Dynamics, of which he is the sole member and manager.
(ii)	Governing Dynamics has the shared power to vote and to dispose of 1,482,110 Shares with Mr. Mashinsky, its sole member and manager.

(iii)	Mr. Marmon has the sole power to vote and to dispose of 90,510 Shares.

(iv)	Ms. Lee has the sole power to vote and to dispose of 100,000 Shares.
(c)	The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit D and were all effected in broker transactions.

(d)	As described in Item 6 below, pursuant to the Lee Loan Agreement, Ms. Lee is entitled to 50% of any net gain realized by Mr. Mashinsky on the sale of the Shares acquired by Mr. Mashinsky using the funds borrowed from Ms. Lee thereunder.

In addition, pursuant to the Trust Loan Agreement, the Trust is entitled to 50% of any net gain realized by Mr. Mashinsky on the sale of the Shares acquired by Mr. Mashinsky using the funds borrowed from the Trust thereunder.

(e)	Not applicable
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Mr. Mashinsky entered into the Lee Loan Agreement with Ms. Lee on March 3, 2006, pursuant to which Mr. Mashinsky may borrow from time to time up to $3,500,000 (which has been increased to $5,100,000) from Ms. Lee in order to acquire Shares (the “Lee Loan Shares”). As of March 24, 2006, Mr. Mashinsky had borrowed $5,100,000 with respect to 534,585 Lee Loan Shares pursuant to this agreement. The loan is due on December 31, 2006 and is subject to mandatory prepayment upon the sale of any Lee Loan Shares. In addition, Ms. Lee is entitled to 50% of any net gain realized by Mr. Mashinsky on the sale of the Lee Loan Shares. The Lee Loan Shares may also serve as collateral for the loan.

Mr. Mashinsky entered into an agreement with the Trust on March 21, 2006, pursuant to which Mr. Mashinsky may borrow from time to time up to $2,000,000 from the Trust in order to acquire Shares (the “Trust Loan Shares”). Mr. Mashinsky has borrowed $2,000,000 to acquire, as of March 24, 2006, 59,475 Trust Loan Shares pursuant to this agreement. The loan is due on December 31, 2007 and is subject to mandatory prepayment upon the sale of any Trust Loan Shares. In addition, the Trust is entitled to 50% of any net gain realized by Mr. Mashinsky on the sale of the Trust Loan Shares.
Item 7. MATERIAL TO BE FILED AS EXHIBITS:
Exhibit A: Joint Filing Agreement
Exhibit B: Loan Agreement between Alex Mashinsky and Thai Lee.
Exhibit C: Loan Agreement between Alex Mashinsky and Thai Lee 2003 GRAT A.
Exhibit D: Schedule of Transactions in the Shares.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: March 27, 2006

/s/ Alex Mashinsky

Alex Mashinsky

GOVERNING DYNAMICS INVESTMENTS, LLC

By:	/s/ Alex Mashinsky

Name: Alex Mashinsky Title: Manager

/s/ Robert A. Marmon

Robert A. Marmon

/s/ Thai Lee

Thai Lee

THAI LEE 2003 GRAT A

By:	/s/ Thai Lee

Name: Thai Lee Title: Trustee